EXHIBIT 99.1

Internet Gold Announced Submission of a Response regarding the Motion to Convene a Separate Meeting of Creditors

Tel Aviv, Israel – February 18, 2020 - Internet Gold - Golden Lines Ltd. (the “Company” or “Internet Gold”) (OTCMKTS: IGLDF, TASE: IGLD) today announced that further to the Company’s report dated February 10, 2020 regarding a motion filed with the Tel Aviv- Jaffa District Court (the "Court") on behalf of the plaintiff in the derivative claim - TNG 47621-07-16 Horev v. B. Communications Ltd. to convene a separate meeting of creditors (the “Motion”) and the Court's decision to suspend the decision to convene meetings of the Company’s creditors and ordered the Company to submit its response by February 17, 2020, the Company hereby updates that on February 17, 2020, the Company filed its response to the Motion to the Court . In addition, the Trustee for the Company’s Series C and Series D debentures has filed his response to the Motion as well.

The Court ordered that the applicant shall respond by February 23, 2020.

Note

As previously announced, the Company is not able to fully pay its debts, and the Company anticipates that following submission of additional creditors’ arrangement, which will be submitted to the applicable Israeli court, the existing shares of the Company will be nullified and/or materially diluted and that at the same time the creditors of the Company and the party or parties to a transaction of a purchase of the Company's shares as a ‘shell company’, if such transaction is completed, will receive, among else, 100% of the outstanding shares of the Company.

About Internet Gold

Internet Gold is a holding company whose principal assets are NIS 310 million par value of Series C debentures of B Communications Ltd. as well as 8,383,234 ordinary shares of B Communications Ltd. representing a 7% stake in B Communications Ltd. B Communications Ltd. is the owner of 26.34% of outstanding shares of Bezeq The Israel Telecommunication Corporation Limited, leading communications group in Israel. For more information, please visit the following Internet sites:

www.igld.com

www.bcommunications.co.il

www.ir.bezeq.co.il

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in the Company’s filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Doron Turgeman- CEO

doron@igld.com